Filed by SUPERVALU INC.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: SUPERVALU INC., File #1-5418


FOR IMMEDIATE RELEASE

         HSR WAITING PERIODS EXPIRE IN SUPERVALU/ALBERTSONS TRANSACTION

                 SUPERVALU Launches Series of Investor Meetings

MINNEAPOLIS, MARCH 14, 2006 -- SUPERVALU (NYSE:SVU) today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust
Improvements Act of 1976, applicable to SUPERVALU's previously announced proposed acquisition of Albertson's (NYSE: ABS) premier grocery operations, including Acme Markets, Bristol Farms, Jewel-Osco, Shaw's Supermarkets, Star Markets, and Albertsons banner stores in the Intermountain, Northwest and Southern California regions and related in-store pharmacies under the Osco and Sav-on banners. The HSR waiting periods applicable to acquisitions of the remaining Albertsons businesses by CVS (NYSE:CVS) and an investment group led by Cerberus Capital Management, L.P., including Kimco Realty, Schottenstein Stores Corp., Lubert-Adler Partners and Klaff Realty, have also expired. The expiration of these waiting periods satisfies a closing condition of the transaction.

SUPERVALU also announced today that it will conduct a series of meetings in several U.S. cities during the period March 14, 2006, through March 17, 2006. Jeffrey Noddle, chairman and chief executive officer of SUPERVALU, and Pamela Knous, executive vice president and chief financial officer of SUPERVALU, will present at each of the events. "I am excited and look forward to detailing the strong benefits from this proposed combination for the investment community," said Noddle. "We believe that this merger creates tremendous value for both SUPERVALU and Albertsons shareholders, as the combination results in a retail powerhouse with strong market positions, tremendous brand equities, significant size and scale, and a solid financial platform."

In conjunction with the investor meetings, the Company will present at the Bank of America 2006 Consumer Conference on Wednesday, March 15, 2006, at 9:40 a.m. Eastern. A live webcast of this event will be available at the Company's website at www.supervalu.com. To access the webcast, select the "Presentations/Webcasts" page within the "Financial Information" section of the Company's website. The slide presentation for the conference as well as the other investor meetings will be available on the Company's website.

Celebrating its 135th year of fresh thinking, SUPERVALU INC., a Fortune 500 company, is one of the largest companies in the United States grocery channel. With annual revenues of approximately $20 billion, SUPERVALU holds leading market share


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positions  across the U.S. with its 1,381 retail  grocery  locations,  including licensed Save-A-Lot locations. With its Save-A-Lot format, the company holds the number one market position in the extreme value grocery retail sector. Through SUPERVALU's geographically diverse supply chain network, the company provides distribution and related logistics support services to grocery retailers across the nation. In addition, SUPERVALU's third-party logistics business provides
end-to-end   supply  chain   management   solutions   that  deliver   value  for
manufacturers, consumer products retailers and food service customers. SUPERVALU currently has approximately 50,000 employees. For more information about SUPERVALU visit http://www.supervalu.com.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for the historical and factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by SUPERVALU and Albertsons stockholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Albertsons operations into SUPERVALU will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of SUPERVALU's and Albertsons reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, SUPERVALU undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

SUPERVALU   and    Albertsons    have   filed   a   preliminary    joint   proxy
statement/prospectus   with  the  Securities  and  Exchange   Commission  (SEC).
INVESTORS ARE URGED TO


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READ THE DEFINITIVE JOINT PROXY  STATEMENT/PROSPECTUS  WHEN IT BECOMES AVAILABLE
BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the definitive joint proxy statement/prospectus (when available), as well as other filings containing information about SUPERVALU and Albertson's, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to SUPERVALU INC., 11840 Valley View Road, Eden Prairie, Minnesota, 55344, Attention: Corporate Secretary, or to Albertson's, Inc., 250 East Parkcenter Boulevard, Boise, Idaho,
83706-3940,   Attention:  Corporate  Secretary.  The  respective  directors  and executive officers of SUPERVALU and Albertson's and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SUPERVALU's directors and executive officers is available in its proxy statement filed with the SEC by SUPERVALU on May 12, 2005, and information regarding Albertson's directors and executive officers is available in its proxy statement filed with the SEC by Albertson's on May 6, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

                                       ###

CONTACTS:
Investors:
Yolanda Scharton
Vice President, Corporate Communications & Investor Relations
952 828 4540
Yolanda.scharton@supervalu.com

David Heinsch
Investor/Analyst Relations
952 828 4225
Dave.heinsch@supervalu.com

Media:
Haley Meyer
952 828 4786
Haley.meyer@supervalu.com